Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Tel: (312) 407-0700

Fax: (312) 407-0411

http://www.skadden.com

January 30, 2007

VIA EDGAR AND HAND DELIVERY

Jennifer R. Hardy

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Chicago Mercantile Exchange Holdings Inc.

Registration Statement on Form S-4

Commission File No. 333-139538

Dear Ms. Hardy:

We are writing on behalf of our client, Chicago Mercantile Exchange Holdings Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 23, 2007 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4 filed with the Commission on December 21, 2006 (the “Registration Statement”) in connection with the merger of the Company and CBOT Holdings, Inc. (“CBOT Holdings”).

For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed. Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 1.

General

1.	Please provide for staff review all materials prepared by the parties’ financial advisors and provided to their respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials.

Response: The Company will provide supplementally, under separate cover, all materials prepared by the parties’ financial advisors and provided to their respective boards relating to this transaction on or after September 1, 2006.

2.	We note that each solicitation will seek discretion to vote on other business that may come before the meeting or any adjournment, including an adjournment for the purpose of soliciting additional proxies. If you contemplate adjourning the meeting to solicit additional proxies, this action must appear as a separate item for shareholder approval, as it is not an incidental matter as contemplated by Exchange Act Rule 14a-4(c)(7). Refer also to Rule 14a-4(a)(3).

Response: The letters to the stockholders and members in the Registration Statement and pages 35, 38 and 42 of the Registration Statement have been revised to add items for the possible adjournment or postponement of the meetings to solicit additional proxies and the transaction of any other business properly brought before the meetings.

3.	In addition, please revise your discussion of each matter to be voted upon in the respective special meetings to number each proposal for which proxies will be solicited.

Response: The letters to the stockholders and members in the Registration Statement have been revised to provide numbered lists of proposals for which proxies will be solicited.

Securities and Exchange Commission

January 30, 2007

4.	We note disclosure on page 28 regarding indebtedness that CME may incur to finance the cash portion of the merger consideration. Please revise the registration statement to disclose whether you have obtained commitments for the cash portion of the merger consideration. If you have obtained commitments, please describe terms of such agreement(s).

Response: The Registration Statement has been revised on page 28 in response to this comment to disclose that the Company has not obtained any commitments for financing.

Summary, page 1

Questions and Answers About the Merger, page 1

What will CBOT Holdings Class A stockholders receive in the merger?, page 1

5.	Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement.

Response: The Registration Statement has been revised on page 1 in response to this comment to disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement.

6.	Please clarify in the last full sentence on page 1 that the value of the cash merger consideration will fluctuate.

Response: The Registration Statement has been revised on page 2 in response to this comment to clarify that the value of the cash and stock merger consideration will fluctuate.

What vote is required to approve the merger?, page 5

7.	Please disclose what percentage of unaffiliated stockholders of each company needs to vote for the merger in order to approve the transaction. Where appropriate, please provide this information elsewhere in the filing.

Response: The Company respectfully advises the Staff that directors and executive officers (and other affiliates, if any) of the Company and CBOT Holdings are expected to hold approximately 1% of the outstanding shares of each company as of the record date. As a result, the Company does not believe that disclosing the percentage of unaffiliated stockholders of each company needed to vote for the merger in order to approve the transaction would be meaningful disclosure to investors.

Other Information Regarding the Merger, page 9

CME Holdings Financial Advisors . . . , page 9

8.	Please revise your disclosure in this section to specify the fee paid to each financial advisor, as well as the financial advisor to the CBOT Special Transaction Committee. Include disclosure regarding the fee that is contingent upon completion of the merger.

Response: The Registration Statement has been revised on pages 10 and 12 in response to this comment to include the fees paid to the financial advisors for all parties, including any portions thereof which are contingent upon completion of the merger.

Role and Recommendations of the CBOT Holdings’ Special Transaction

Committee and Non-ER Members Committee, page 11

9.	Briefly describe the exercise right.

Response: The Registration Statement has been revised beginning on page 10 in response to this comment to briefly describe the exercise right.

The Merger Generally Will Be Tax-Free . . . , page 17

10.	Please revise to state counsel’s opinion here and on page 125 and to identify counsel here.

Response: The Registration Statement has been revised on pages 17 and 127 in response to this comment to identify the counsel and state their opinions.

Securities and Exchange Commission

January 30, 2007

Summary Unaudited Pro Forma Condensed Consolidated Financial Data, page 21

11.	Please tell us what consideration you gave to disclosing total assets and cash dividends per share. Refer to Item 3(e) of Form S-4 and Item 301 of Regulation S-K.

Response: The Summary Unaudited Pro Forma Condensed Consolidated Financial Data on page 21 has been revised in response to this comment to include disclosure of total assets and cash dividends per share.

Comparative Per Share Data, page 21

12.	Please tell us what consideration you gave to disclosing basic earnings per share.

Response: The Comparative Per Share Data table on page 22 has been revised in response to this comment to include disclosure of basic earnings per share.

13.	Please tell us what consideration you gave to disclosing cash dividends per share for the interim period. Refer to Item 3(f)(2) of Form S-4 and the related instructions.

Response: The Comparative Per Share Data table on page 22 has been revised in response to this comment to include disclosure of cash dividends per share for 2005 and the nine months ended September 30, 2006.

Risk Factors, page 23

14.	Please revise to discuss the dilution to CME shareholders.

Response: The Registration Statement has been revised beginning on page 28 in response to this comment to include a risk factor discussing the dilution to the Company’s stockholders and in earnings per share.

The Special Meeting of CME Holdings Stockholders, page 34

Vote Required, page 34

15.	Please revise your discussion of any proposal to adjourn or postpone the meeting to clarify whether the vote required to approve such action is a majority of the shares outstanding, present, or voting on the matter.

Response: The Registration Statement has been revised on page 36 in response to this comment to clarify the vote required to approve any proposal to adjourn or postpone the CME Holdings special meeting is a majority of the shares present or represented by proxy at the meeting.

The Merger, page 46

Background of the Merger, page 46

16.	We note your statement appearing on page 47 that the parties’ March 7, 2006, confidentiality agreement addressed disclosure of “confidential information relating to the clearing link, as well as other potential business arrangements between the parties.” Please revise the disclosure to specify the “other potential business arrangements” that were included in the agreement.

Response: The Registration Statement has been revised on page 48 in response to this comment to specify the other business arrangements that were contemplated by the confidentiality agreement.

Certain Projections, page 66

17.	Please confirm that the financial projections appearing in this section include all material financial projections that were exchanged by the parties or, alternatively, provide us supplementally with complete copies of these projections. In addition, please provide us supplementally with the financial information that the parties prepared for their respective financial advisors. We may have further comment upon review of your response.

Response: The Company respectfully advises the Staff that the financial projections appearing in this section of the Registration Statement include all material financial projections that were exchanged by the parties. The Company will provide supplementally, under separate cover, the financial information that the parties prepared for their respective financial advisors in connection with the transaction on or after September 1, 2006.

Securities and Exchange Commission

January 30, 2007

Opinion of Lehman Brothers Financial Advisor to CME Holdings, page 68

18.	For each analysis performed that includes information about other companies or transactions, please disclose if companies or transactions meeting the criteria established by Lehman Brothers were excluded from the analysis and, if so, the reason(s) for exclusion. Please similarly revise the discussions of similar analyses performed by William Blair, JPMorgan, and Lazard.

Response: The summaries of the analysis and opinions of Lehman Brothers, William Blair and JPMorgan have been revised where appropriate in response to this comment to more fully explain the selection of comparable companies and transactions. The Company has been advised by Lazard that for each analysis performed by Lazard that includes information about other companies or transactions, Lazard did not exclude any companies or transactions meeting the criteria established by Lazard.

Comparable Company Analysis, page 70

19.	We note your statement regarding the “inherent differences” between CBOT Holdings and the companies used in this analysis. To provide your shareholders with a better understanding of these inherent differences, as well as the extent to which Lehman Brothers made qualitative adjustments to provide context to the quantitative adjustments, please revise the discussion of this analysis to quantify the size of the qualitative adjustment or indicate the modified ratios used in calculating the implied share price of CBOT Holdings.

Response: The description of Lehman Brothers’ comparable company analysis has been revised on page 72 in response to this comment.

CBOT Discounted Cash Flow Analysis, page 72

20.	Please revise your disclosure to discuss the basis for the perpetual growth rate used in this analysis, as well as the method by which Lehman Brothers selected public companies to calculate the applicable discount rate. Please also discuss the extent to which Lehman utilized CBOT Holdings’ weighted average cost of capital and comparable company information in calculating the range of discount rates used in this analysis, as well as the advantages and disadvantages of each method.

Response: The description of Lehman Brothers’ discounted cash flow analysis for CBOT Holdings has been revised on pages 73 and 74 in response to this comment.

Opinion of William Blair, Financial Advisor to CME Holdings, page 75

21.	In the last bullet of items that William Blair examined on page 76, please either describe the other publicly available information or delete the reference. Also, in the next paragraph, please describe the other matters that William Blair considered. Please also comply in the last bullet on pages 83 with respect to the JPMorgan opinion and 89 with respect to the Lazard opinion.

Response: The Company respectfully advises the Staff that it has been advised by the financial advisors that all of the material information considered by the financial advisors for the purposes of their opinions are described in the Registration Statement. While each of the financial advisors considered such other analyses and matters as they deemed appropriate for the purposes of their opinions describing such considerations would be impracticable or unduly burdensome and would not provide meaningful disclosure.

Discounted Cash Flow Analysis, page 78

22.	Please revise to briefly discuss the basis for the perpetual growth rate used beyond 2016.

Response: The description of William Blair’s discounted cash flow analysis for CBOT Holdings has been revised on page 79 in response to this comment to reflect the basis for the perpetual growth rates used by William Blair in its analysis.

Securities and Exchange Commission

January 30, 2007

Opinion of JPMorgan, Financial Advisor to CBOT Holdings, page 82

23.	Please disclose the basis for JPMorgan’s assumption that the financial projections provided by the parties were reasonably prepared. Also, in an appropriate place in this disclosure, please indicate whether the respective boards reviewed, for accuracy and completeness, this financial information and whether the boards found JPMorgan’s reliance upon those materials to be reasonable. Make similar revisions to the discussion of the opinion rendered by Lazard, financial advisor to the CBOT Holdings Special Transaction Committee on page 89.

Response: The Company respectfully advises the Staff that the financial projections and other information regarding expected future financial performance of CBOT Holdings and the limited financial projections regarding CME Holdings were prepared by management of CBOT Holdings and CME Holdings, as applicable, and provided by CBOT Holdings to JPMorgan and Lazard. Management of CBOT Holdings and CME Holdings reviewed and discussed such financial projections and information with each of the financial advisors. JPMorgan and Lazard each assumed that this information had been reasonably prepared based on assumptions reflecting the best available estimates and judgments by management as to the future financial performance of CBOT Holdings and CME Holdings. CBOT Holdings agreed to such reliance in its engagement letter with JPMorgan, and the special transaction committee agreed to such reliance in its engagement letter with Lazard. In addition, the presentations by JPMorgan and Lazard to the boards of directors and special transaction committee, respectively, which are being provided to you on a supplemental basis under separate cover, make clear that the information in the financial advisors’ presentations regarding the future financial performance of CBOT Holdings and CME Holdings was based on management forecasts. CBOT Holdings respectfully submits that the nature of the analysis conducted by the financial advisors is clearly described, and that additional disclosure would not be meaningful to shareholders.

Discounted Cash Flow Analysis, page 86

24.	Please revise to briefly discuss the basis for the perpetual growth rate used beyond 2015, as well as the basis utilized in determining the discount rate.

Response: The description of JPMorgan’s discounted cash flow analysis has been revised on page 87 in response to this comment to reflect the basis for the perpetual growth rates and discount rates used by JPMorgan in its analysis.

Representations and Warranties, page 114

25.	Please revise the disclosure under this heading to summarize the material representations and warranties of the parties, rather than addressing the general subject matter of such representations and warranties.

Response: The Registration Statement has been revised on page 116 in response to this comment to further summarize the material representations and warranties of the parties.

26.	We note your disclosure that the representations and warranties were made only as of the date of the merger agreement. Please be advised that, notwithstanding the inclusion of this disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading. Please confirm your understanding. In addition, please revise to include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response: The Company confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading. The Registration Statement has been revised on page 115 in response to this comment to include disclosure that if specific material facts are known to exist that contradict the representations or warranties in the merger agreement in any material way, the parties have provided disclosure of those facts.

Securities and Exchange Commission

January 30, 2007

27.	We note the statement that the representations and warranties in the merger agreement are made solely for the benefit of the parties and should not be relied upon by any other person. Please revise to more clearly state that the representations and warranties should be read with consideration given to the entirety of public disclosure regarding the parties as set forth in their respective reports with the SEC. As currently drafted, the disclosure may still imply that the representations and warranties do not constitute public disclosure for purposes of the federal securities laws.

Response: The Registration Statement has been revised on page 115 in response to this comment to disclosure that the representations or warranties are qualified by the parties’ filings with the Commission and that the representations and warranties should be read with consideration given to the entirety of public disclosure regarding the parties as set forth in their respective reports with the Commission.

28.	Please provide us with a list that briefly identifies the contents of all omitted schedules or any supplements to the merger agreement.

Response: The Company respectfully advises the Staff that the only schedules to the merger agreement are the parties’ confidential disclosure schedules. There are no supplements to the merger agreement and all exhibits to the merger agreement are included as annexes to the joint proxy statement/prospectus contained in the Registration Statement, except for the form of affiliate agreement attached as Exhibit E to the merger agreement (a copy of which was filed by each party on their respective Current Reports on Form 8-K filed October 17, 2006).

Conditions to Complete Merger, page 119

29.	Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes.

Response: The Registration Statement has been revised on page 121 in response to this comment to briefly describe the facts under which provisions of the agreement may be waived, and any circumstances under which the parties would re-solicit shareholders’ votes.

Regulatory Approvals, page 123

30.	Please update information relating to regulatory approvals as applicable.

Response: The Company confirms that it will update information relating to regulatory approvals as applicable.

Unaudited Pro Forma Condensed Combined Financial Information, page 133

31.	Your pro forma footnotes refer to various nonrecurring charges that are related to the merger. Please tell us what consideration you gave to revising the line item labeled “net income” on your pro forma income statements to read “net income before nonrecurring charges directly attributable to the transaction.” Refer to Article 11-02(b)(5) of Regulation S-X. Also confirm to us that all nonrecurring charges that are directly related to the merger have been accrued for in the pro forma balance sheet. Refer to Article 11-02(b)(6) of Regulation S-X.

Response: The Registration Statement has been revised on pages 137 and 138 in response to this comment. The Company respectfully confirms to the Staff that material and factually supportable nonrecurring charges directly related to the merger have been accrued for in the pro forma balance sheet.

32.	We note your discussion of merger-related transaction costs in footnote 2(iii). Please tell us whether these costs include the fees that CME Holdings and CBOT Holdings will pay for fairness opinions. If not, please tell us what consideration you gave to quantifying these fees in your pro forma footnotes and accruing for these fees in your pro forma balance sheet.

Response: The Company respectfully advises the Staff that merger-related transaction costs disclosed in footnote 2(iii) do include fees paid for fairness opinions. The Registration Statement has been revised on page 141 in response to this comment.

Securities and Exchange Commission

January 30, 2007

33.	We note your purchase price allocation in footnote 2(iii). We also note from the merger agreement that you are assuming the pension and other employee benefit plans of CBOT Holdings. Please tell us what consideration you gave to recording a purchase accounting adjustment to record these assumed liabilities at fair value.

Response: The Registration Statement has been revised on pages 136 (other current liabilities), 141 (footnote 2(iii)) and 144 (footnote 3(H)) in response to this comment. The Company respectfully advises the Staff that purchase accounting adjustments have been recorded to reflect the assumption of pension and other employee benefit plan liabilities at fair value.

34.	We note on page 100 the discussion of Bernard Dan’s severance payment, retention bonus, and fee to be a special advisor to CME Holdings, all of which are directly related to the merger. There appear to be retention bonuses payable to other executives of CBOT Holdings as well. Please tell us what consideration you gave to quantifying these payments in your pro forma footnotes and accruing for these payments in your pro forma balance sheet.

Response: The Registration Statement has been revised on pages 136 (other current liabilities), 141 (footnote 2(iii)) and 144 (footnote 3(H)) in response to this comment. The Company respectfully advises the Staff that material severance payments that are known at this time have been summarized in the pro forma adjustments footnote (3(H)) and accrued in the pro forma balance sheet to the extent that they qualify for recognition under Emerging Issues Task Force Issue 95-03, Recognition of Liabilities in Connection with a Purchase Business Combination.

35.	It appears from footnote 3(D) that you have assigned $1 billion to the identifiable intangible asset “Clearing firm relationships.” Please help us to understand if or how this differs from the clearing services that CME Holdings currently provides to CBOT Holdings, as discussed on page 107.

Response: The Company respectfully advises the Staff that the identifiable intangible asset “Clearing firm relationships” represents the estimated value of the direct relationships between CBOT and its clearing firms. The suite of products traded by CBOT result in a relationship with its clearing firms that is separate from the relationship the Company has with those clearing firms as a result of providing clearing services to CBOT Holdings.

Comparative Rights of Stockholders . . . , page 145

36.	Please delete the statement that the disclosure appearing under this heading is “qualified in its entirety by reference to the Delaware General Corporation Law . . . .” Information contained in the prospectus may not be qualified to information not included in the registration statement.

Response: The Registration Statement has been revised on page 147 in response to this comment to delete the reference to the Delaware General Corporation Law.

* * * * *

After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0531) or Susan S. Hassan (312-407-0527) with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407-0411.

Very truly yours,

/s/ Rodd M. Schreiber
Rodd M. Schreiber Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Matt Franker (Securities and Exchange Commission)
Bret Johnson (Securities and Exchange Commission)
Jennifer Thompson (Securities and Exchange Commission)
Kathleen M. Cronin (Chicago Mercantile Exchange Holdings Inc.)
Susan S. Hassan (Skadden, Arps, Slate, Meagher & Flom LLP)
Kevin J.P. O’Hara (CBOT Holdings, Inc.)
Scott J. Davis (Mayer Brown Rowe and Maw LLP)
Bruce F. Perce (Mayer Brown Rowe and Maw LLP)